UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

 (Amendment No. 1) 1

Nuveen New York AMT-Free Quality Municipal Income Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

670656107

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670656107	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,759,511.01 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 19,104,511.01 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,104,511.01 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 670656107	13D	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to read as follows:

(a)	This statement is filed by: Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this filing relates are owned directly by the Accounts managed by Karpus.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the knowledge Karpus, except as otherwise disclosed on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP No. 670656107	13D	Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 19,104,511.01 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 19,104,511.01 Shares beneficially owned by Karpus is approximately $206,322,567.67, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended to read as follows:

(a)	As of the close of business on December 21, 2023 Karpus beneficially owned an aggregate of 19,104,511.01 Shares held in the Accounts, which represents approximately 21.9% of the 87,235,304 Shares reported as outstanding as of August 31, 2023 on the Form N-CSR filed by the Issuer for the semi-annual period ended August 31, 2023.

(b)	1. Sole power to vote or direct vote: 18,759,511.01
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,104,511.01
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts since the initial Schedule 13D filing on November 7, 2023 are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 670656107	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 26, 2023

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

CUSIP No. 670656107	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	150 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	4,300 Shares
Brett David Gardner	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,275 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	17 East Market Street, West Chester, Pennsylvania 19382	900 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares

SCHEDULE B

Transactions in the Shares since the initial Schedule 13D filing on November 7, 2023

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	78,553	$9.71	11/20/2023
Purchase of Common Stock	138,512	$9.79	11/21/2023
Purchase of Common Stock	43,630	$9.85	11/22/2023
Purchase of Common Stock	6,652	$9.84	11/24/2023
Purchase of Common Stock	83,981	$9.90	11/27/2023
Purchase of Common Stock	31,956	$9.95	11/28/2023
Purchase of Common Stock	190,300	$10.05	11/29/2023
Purchase of Common Stock	20,070	$10.04	11/30/2023
Sale of Common Stock	(31,321)	$10.15	12/1/2023
Sale of Common Stock	(25,726)	$10.18	12/4/2023
Purchase of Common Stock	15,618	$10.20	12/5/2023
Purchase of Common Stock	20,861	$10.18	12/6/2023
Purchase of Common Stock	46,012	$10.24	12/7/2023
Purchase of Common Stock	50,392	$10.25	12/8/2023
Purchase of Common Stock	7,633	$10.26	12/11/2023
Sale of Common Stock	(538)	$10.26	12/12/2023
Purchase of Common Stock	61,702	$10.26	12/13/2023
Sale of Common Stock	(115,000)	$10.43	12/14/2023
Sale of Common Stock	(2,300)	$10.43	12/15/2023
Purchase of Common Stock	21,055	$10.45	12/18/2023
Purchase of Common Stock	116,135	$10.51	12/19/2023
Purchase of Common Stock	130,754	$10.54	12/20/2023
Purchase of Common Stock	55,475	$10.51	12/21/2023